Filed Pursuant to Rule 424(b)(5)

Registration No. 333-199321

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per Solar Bonds Series	Proposed maximum aggregate offering price	Amount of registration fee(1)
4.40% Solar Bonds, Series 2016/11-1	$90,000,000	100%	$90,000,000	$9,063.00
5.25% Solar Bonds, Series 2016/12-5	$5,000,000	100%	$5,000,000	$503.50

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Prospectus Supplement No. 22

To the Prospectus dated October 15, 2014

SolarCity Solar Bond Program

$90,000,000	4.40% Solar Bonds, Series 2016/11-1
$5,000,000	5.25% Solar Bonds, Series 2016/12-5

Pursuant to this pricing supplement, SolarCity Corporation is offering each of the following separate series of Solar Bonds:

	4.40% Solar Bonds, Series 2016/11-1	5.25% Solar Bonds, Series 2016/12-5
Interest Rate	4.40%	5.25%
Maturity Date	June 10, 2017	June 10, 2021

Affiliated Purchaser

We anticipate that Space Exploration Technologies Corporation (“SpaceX”) will purchase approximately $75,000,000 in aggregate principal amount of the 4.40% Solar Bonds, Series 2016/11-1 (“Series 2016/11-1 Bonds”).

Elon Musk, the Chairman of our Board of Directors, is the Chief Executive Officer, Chief Designer, Chairman and a significant stockholder of SpaceX. Antonio Gracias, a member of our Board of Directors, is a member of the Board of Directors and (through affiliated entities) a significant stockholder of SpaceX.

In addition, the following related persons (either directly or through affiliated entities) also hold shares in SpaceX:

•       Lyndon Rive, our co-founder, Chief Executive Officer and a member of our Board of Directors;

•       Peter Rive, our co-founder, Chief Technology Officer and a member of our Board of Directors;

•       John H.N. Fisher, Nancy Pfund and J.B. Straubel, members of our Board of Directors; and

•       Hayes Barnard, our Chief Revenue Officer.

The following terms will apply to each of the Series 2016/11-1 Bonds and 5.25% Solar Bonds, Series 2016/12-5 (collectively, the “Offered Series”).

Offer Period	From June 10, 2016 until September 30, 2016, or until such earlier times as to which we have sold all of the Solar Bonds in each of the Offered Series or terminated the offering. We are permitted to suspend sales of any of the Offered Series from time to time during the offering period, including to satisfy legal requirements.

Denomination	We will issue each of the Offered Series in the minimum investment amount of $1,000, with no additional limitations on the increments that may be invested once the minimum investment amount has been satisfied.

Terms of the Offered Series	For a complete description of the Solar Bonds in each of the Offered Series, see “Offering Summary”.

Investing in any of the Offered Series involves certain risks. Before buying any Solar Bonds in any of the Offered Series, you should read the risks referenced under the caption “Risk Factors” beginning on page S-4 of this prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

June 10, 2016

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the “base” prospectus (referred to in this prospectus supplement as the “prospectus”) related to the Solar Bonds that we filed with the SEC on October 15, 2014, and in any free writing prospectus prepared by us or on our behalf. With respect to this offering, no dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. Other than information filed by us with the SEC as free writing prospectuses or prospectus supplements related to these offerings, information included or referred to on, or otherwise accessible through, our Platform website is not intended to form a part of or be incorporated by reference into this prospectus supplement or the accompanying prospectus or any free writing prospectus. No other information contained on our Platform website or in hyperlinks therein should be relied upon in making an investment in any of the Offered Series offered hereby. We are not making any offer to sell any Solar Bonds in any of the Offered Series in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any free writing prospectus prepared by us or on our behalf is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

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ABOUT THIS PROSPECTUS SUPPLEMENT

Before you purchase Solar Bonds in any of the Offered Series, you should read the following documents:

•	this prospectus supplement;

•	the prospectus, dated October 15, 2014, relating to our Solar Bond Program and the Solar Bonds of which the Offered Series are a part; and

•	the documents incorporated by reference into this prospectus supplement.

The prospectus contains a number of terms of the Solar Bonds, including the Solar Bonds in each of the Offered Series. This prospectus supplement supplements the prospectus regarding the terms of each of the Offered Series, either by modifying the terms contained in the prospectus or adding to those terms. To the extent this prospectus supplement differs from or is inconsistent with the terms of the Solar Bonds in any of the Offered Series contained in the prospectus, this prospectus supplement governs. Prior to buying Solar Bonds in any of the Offered Series, you will be required to answer certain questions evidencing confirmation by you that you have downloaded and viewed this prospectus supplement and the prospectus through our Platform, and understand the risk of investing in the Solar Bonds in the applicable Offered Series and that the Solar Bonds in the applicable Offered Series are a suitable investment for you. You may access this prospectus supplement and the prospectus by logging on to your Platform account and downloading each of these documents. You may also access this prospectus supplement, the prospectus and each of the documents incorporated by reference into those documents on the SEC website at www.sec.gov.

This prospectus supplement, together with the prospectus, contains the terms of the Solar Bonds in each of the Offered Series (including those below) and supersedes all other prior or contemporaneous oral statements as well as any other written materials.

OFFERING SUMMARY

A brief description of the material terms of the offering of the Offered Series follows. Such terms will apply to the Solar Bonds in each of the Offered Series. For a more complete description of the Solar Bonds in each of the Offered Series offered hereby, see “Description of the Solar Bonds” in the accompanying prospectus.

Issuer	SolarCity Corporation.

Series	The Solar Bonds in each of the Offered Series are part of a series of “Solar Bonds” that we will issue under the Indenture. We may reopen any of the Offered Series, and we may issue additional Solar Bonds in any of the Offered Series under the Indenture from time to time in the future. We also reserve the right to sell additional Solar Bonds under any of the Offered Series as part of the same series and having the same terms and public offering price as the Solar Bonds in any of the Offered Series sold pursuant to this prospectus supplement. At any given time during this offering, we may be conducting concurrent offerings of other securities, some of which may include different terms than the Solar Bonds in the Offered Series sold pursuant to this prospectus supplement.

Interest Payment Dates	Interest will be paid semiannually in arrears on February 15 and August 15, beginning on August 15, 2016, to holders of record as of the preceding February 1 and August 1, respectively. Any purchaser of a Solar Bond in any of the Offered Series after the applicable record date, but before the next interest payment date, will receive its first interest payment on the second interest payment date following its purchase (or, if applicable, at maturity).

Interest Day Count	Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Transfer Restrictions	The Solar Bonds in each of the Offered Series will not be transferable, except as required by law (such as court order).

Listing/Rating	None of the Solar Bonds in any of the Offered Series will be: • listed on any securities exchange; • made available for quotation on any quotation system; or • rated by a rating agency.

No Sinking Fund	We will not be obligated to set funds aside to redeem or otherwise repurchase Solar Bonds in any of the Offered Series prior to maturity.

Book-Entry	The Solar Bonds in each of the Offered Series will be represented by a single definitive note that SolarCity will maintain as part of its books and records, which note will be periodically amended from time to time. No physical certificate will be issued to you as a holder of a Solar Bond, and SolarCity will, in its capacity as transfer agent and registrar, maintain a record as to the ownership interest of each holder of a Solar Bond.

Trustee	The Trustee for each of the Offered Series will be U.S. Bank National Association.

Paying Agent	SolarCity will act as the paying agent for each of the Offered Series.

Settlement Dates and Reinvestment Option

Purchase orders for Solar Bonds in any of the Offered Series will generally be processed and settled one business day after you successfully place a purchase order for Solar Bonds in the applicable Offered Series. You are only permitted to cancel an order prior to 11:59 P.M. (Pacific Time) on the day you place the order (or, if you place the order on a Friday, prior to 11:59 P.M. (Pacific Time) on the immediately following Sunday). Upon settlement, your Platform account will be debited by the amount of the Solar Bonds purchased and SolarCity will register the purchased Solar Bonds in your name on SolarCity’s books and records.

If you currently hold Solar Bonds of a different series that you previously purchased directly through our Platform (“Previously Purchased Solar Bonds”), you will have the option to make an election through your Platform account, if and when we make such election feature available on the Platform, to reinvest funds into additional Solar Bonds. Specifically, you may be able to elect to reinvest all amounts due to you at the maturity date of the Previously Purchased Solar Bonds (whether it be principal or, if applicable, accrued but unpaid interest), or any portion thereof, into Solar Bonds in any of the Offered Series, so long as the applicable Offered Series has the same duration to maturity as the Previously Purchased Solar Bonds (meaning, for example, if your Previously Purchased Solar Bonds were one-year Solar Bonds, you could reinvest only into Solar Bonds with a one-year duration to maturity). If you elect to reinvest any amounts due to you at the maturity date of Previously Purchased Solar Bonds in this manner, you will not be able to modify or cancel such order after 11:59 P.M. (Pacific Time) five business days prior to the maturity date of the Previously Purchased Solar Bonds. We may, however, elect not to process such order if we determine, in our sole discretion, that such action is necessary to satisfy our legal obligations. We reserve the right to activate, modify or suspend this reinvestment feature at any time.

Expenses	We estimate that the total expenses of this offering payable by us will be approximately $15,000.

RISK FACTORS

Investing in Solar Bonds in any of the Offered Series involves risks. You should carefully review the following risk factors and the risks discussed under the caption “Risk Factors” in the accompanying prospectus, in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 and in any of the other documents that are incorporated by reference in this prospectus supplement, or any similar caption in the documents that we subsequently file with the SEC that are deemed to be incorporated by reference in this prospectus supplement.

The risks and uncertainties discussed below and in the documents referred to above, as well as other matters discussed in this prospectus supplement and in those documents, could materially and adversely affect our business, financial condition, liquidity and results of operations and the value of the Solar Bonds in any of the Offered Series. Moreover, the risks and uncertainties discussed below and in the foregoing documents are not the only risks and uncertainties that we face, and our business, financial condition, liquidity and results of operations and the value of the Solar Bonds in any of the Offered Series could be materially adversely affected by other matters that are not known to us or that we currently do not consider to be material risks to our business.

We expect that a single purchaser that is an affiliate of our company will own a significant majority of the Series 2016/11-1 Bonds, which may limit your rights as a holder of Series 2016/11-1 Bonds or give rise to conflicts of interest.

We anticipate that SpaceX will purchase approximately $75,000,000 in aggregate principal amount of the Series 2016/11-1 Bonds. Elon Musk, the Chairman of our Board of Directors, is the Chief Executive Officer, Chief Designer, Chairman and a significant stockholder of SpaceX. Antonio Gracias, a member of our Board of Directors, is a member of the Board of Directors and (through affiliated entities) a significant stockholder of SpaceX. In addition, the following related persons (either directly or through affiliated entities) also hold shares in SpaceX: Lyndon Rive, our co-founder, Chief Executive Officer and a member of our Board of Directors; Peter Rive, our co-founder, Chief Technology Officer and a member of our Board of Directors; John H.N. Fisher, Nancy Pfund and J.B. Straubel, members of our Board of Directors; and Hayes Barnard, our Chief Revenue Officer.

As the owner of a significant majority of the Series 2016/11-1 Bonds, SpaceX will be able to determine matters that require the vote of the holders of the Series 2016/11-1 Bonds. These matters include having the right to declare, upon an Event of Default of the Series 2016/11-1 Bonds, accrued and unpaid interest and principal on the Series 2016/11-1 Bonds to be due and payable immediately. Further, because of the relationships between SpaceX and SolarCity, certain conflicts of interest could arise with respect to decisions related to the Series 2016/11-1 Bonds, which a minority holder of Series 2016/11-1 Bonds may not believe is in his, her or its best interests.

The Solar Bonds in each of the Offered Series are not transferable, except as required by law.

The Solar Bonds in each of the Offered Series are not transferable, except as required by law (such as a court order). This means that, absent a legal requirement to effect a transfer of a holder’s Solar Bonds in any of the Offered Series, such holder is prohibited from selling or otherwise transferring its Solar Bonds in any of the Offered Series prior to maturity.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

For a summary of the additional material U.S. federal income tax consequences expected to result from the purchase, ownership, and disposition of Solar Bonds in the Offered Series, see “Material U.S. Federal Income Tax Considerations” in the accompanying base prospectus.

Reinvestment

Subject to the terms of the reinvestment option described in this prospectus supplement, you may elect, if and when we make such election feature available on the Platform, to invest all or a portion of the payment due to you at the maturity date of your Previously Purchased Solar Bonds in Solar Bonds in any of the Offered Series. The reinvestment of any interest payment due to you at the maturity date of your Previously Purchased Solar Bonds in Solar Bonds in any of the Offered Series will be treated for tax purposes as if you received or accrued the interest payment in the year it is initially due (determined without taking into account the election to reinvest). As a result, you will be taxed on the interest even though you did not actually receive it in cash. The amount of interest that is available for reinvestment may be subject to or reduced by any backup withholding as discussed in “Material U.S. Federal Income Tax Considerations—Backup withholding and information reporting” in the accompanying base prospectus. You are urged to consult your tax advisor regarding the tax consequences of reinvesting interest payments in Solar Bonds in any of the Offered Series.

Your adjusted tax basis in your Solar Bonds generally will include any principal and interest that is reinvested in additional Solar Bonds. The adjusted tax basis in your Solar Bonds will be taken into account upon the sale, exchange, redemption, or other taxable disposition of your Solar Bonds.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference in this prospectus the following documents which we have previously filed with the SEC under the File Number 1-35758:

(1)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

(2)	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016.

(3)	The portions of our Proxy Statement for the 2016 Annual Meeting of Stockholders (filed with the SEC on April 21, 2016 and May 4, 2016) that were incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

(4)	Our Current Reports on Form 8-K dated January 22, 2016; January 27, 2016; January 29, 2016; February 11, 2016; February 26, 2016; March 21, 2016; April 6, 2016; May 3, 2016; June 3, 2016; and June 9, 2016.

In addition, we incorporate by reference into this prospectus any reports or documents that we file with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the applicable offering under this prospectus. If anything in a report or document we file after the date of this prospectus changes anything in (or incorporated by reference in) it, this prospectus will be deemed to be changed by that subsequently filed report or document beginning on the date the report or document is filed.

We will provide to each person to whom a copy of this prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus, but not delivered with this prospectus. We will provide this information at no cost to the requestor upon written or oral request addressed to SolarCity Corporation, 3055 Clearview Way, San Mateo, CA 94402, Attention: Investor Relations (Telephone: (650) 963-5920; email: investors@solarcity.com).

INFORMATION WE FILE

We file annual, quarterly and current reports, proxy statements and other materials with the SEC. The public may read and copy any materials we file, including the registration statement and all exhibits thereto, with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers (including us) that file electronically with the SEC. The address of that website is http://www.sec.gov.

You may also inspect our SEC reports and other information at our web site at http://www.solarcity.com. We do not intend for information contained in our web site to be part of this prospectus, other than documents that we file with the SEC that are incorporated by reference in this prospectus.